LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

February 11, 2015

Kathryn McHale
Senior Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc. Preliminary Proxy Statement on Schedule 14A
Filed December 23, 2014 Response dated February 2, 2015 File No. 000-54648

Dear Ms. McHale:

By letter dated February 2, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 23, 2014 and correspondence related thereto. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General:

1.	Please file a revised preliminary proxy statement on Schedule 14A that incorporates the staff’s comments to date.

Response:  The Company will be filing a revised preliminary proxy statement on Schedule 14A shortly.

Proposal No. 2

Purposes and Effects of Proposal 2

2.
We note your response to comment 2 of our letter dated January 15, 2015. For each convertible instrument listed, please provide the following information as of the date of issuance of that particular instrument:

a. the number of shares of common stock outstanding;

b. the number of shares of common stock authorized for issuance;

c. the number of shares of common stock available for issuance; and

d. the approximate number of shares issuable upon the conversion of the  instrument

Response:  The Company will include in its amended preliminary proxy statement on Schedule 14A a summary of convertible instruments, which will include the information requested above.

3.
We continue to believe that the information required by Item 13 of Schedule 14A is required as a result of the private placements. Please include the requested information, including pro forma results for the transactions.

Response:  The Company will include in its amended preliminary proxy statement on Schedule 14A a summary of convertible instruments, which will include the pro forma information requested above.

Security Ownership of Beneficial Owners and Management, page 15

4.
Please review the table to add columns for the share amounts and percentages of beneficial ownership assuming the full conversion of the convertible instruments listed in response to comment 2 of our letter dated January 15, 2015. If any party not otherwise listed will own more than 5% of the company’s common stock as a result of the conversion, please add such parties to the table.

Response:  The Company will be filing a revised preliminary proxy statement on Schedule 14A shortly.  This amended Schedule 14A will include a table of beneficial ownership that includes this requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/Michael Barron
Michael Barron
Chief Executive Officer